EXHIBIT 99.1

Volvo: Commission approves Ainax

GOTEBORG, Sweden, April 14, 2004 (PRIMEZONE) -- The European Commission has decided to approve Volvo's plan to transfer A shares in Scania to Ainax and thereafter distribute Ainax to Volvo's shareholders. In addition, the Volvo Board of Directors today decided that in Ainax's Articles of Association to establish a time limit regarding how long Ainax shall be active if a sale of Ainax's Scania shares is not carried out. Volvo's Board also appointed a Board of Directors for Ainax today.

Volvo announced previously that the company intends to transfer all of its 27.3 million A shares in Scania, corresponding to 24.8% of the votes and 13.7% of the capital, to the newly formed company Ainax and thereafter distribute Ainax to Volvo shareholders. The plan will be presented to the Annual General Meeting to be held Friday, April 16.

When the Commission in 2000 approved the acquisition of Mack and Renault VI, it imposed the condition that Volvo should divest its entire holding of shares in Scania not later than April 23, 2004. On March 5, 2004, Volvo sold all of its B shares in Scania, totaling 63.7 million shares, corresponding to 5.8% of the votes and 31.8% of the capital.

The Commissions approval of Ainax includes the following conditions:

 -- Ainax holds an Extraordinary General Meeting not earlier than
    July 1, 2004 and not later than September 1, 2004 that
    appoints a Board of Directors
 -- Volvo divests all shares in Ainax
 -- Volvo guarantees that Ainax has sufficient capital to cover its own operating expenses through to at least June 8, 2005.
 -- Volvo makes every effort to ensure that Ainax is provided a
    Board and management independent of Volvo
 -- Volvo does not share premises, management or personnel,
    consultants or auditors with Ainax
 -- Ainax does not nominate any members to Scania's Board prior to the Extraordinary General Meeting.

Time limit

For the purpose of eliminating a possible discount in Ainax, Volvo's Board of Directors decided to establish a time limit for Ainax in its Articles of Association. The time limit means that if the Scania shares are not sold prior to May 1, 2008, the company shall be liquidated and the Scania shares distributed to Ainax's owners. The time limit may be removed by the shareholders in Ainax at a future shareholders meeting through an amendment by the articles of Association by a 2/3-majority vote.

Volvo appointed the following five persons as members of the Ainax Board: Tuve Johannesson (Chairman), Thierry Moulonget, Lars Otterbeck, Clas Reuterskiold and Mariana Burenstam Linder (President).

The Commission has now also dealt with Volvo's application from June last year regarding an extension of the time limit for divestment of the Scania shares. The Commission states that the sequence of events has overplayed the request, but that in any case the Commission would not have approved it.

April 14, 2004

For further information, please contact Marten Wikforss at +46 31 66 11 27 or at +46 705 59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on Nasdaq in the US.

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